FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




22 April 2004

                  COLT ANNOUNCES SUCCESSOR TO STEVE AKIN


COLT Telecom Group plc (COLT), a leading European provider of business communication services and solutions, signalled today its intention that Jean-Yves Charlier, whose appointment at Fidelity International Limited (FIL) was announced today, should be seconded from FIL to COLT to assume the position of President and Chief Executive of COLT when Steve Akin returns to a new position in the US later this year.

Jean-Yves Charlier joins FIL from BT with significant experience in growing and operating telecommunication groups in Europe and internationally. At BT's Global Services division, he held dual roles as Chief of Operations, responsible for sales and marketing on a global basis, as well as President of Europe, responsible for the company's operations in continental Europe. At BT, Jean-Yves spearheaded successful sales and marketing initiatives to reposition the Global Services division at the forefront of ICT (Information and Communication Technology) growth in the industry whilst returning the European operations to growth and profitability.

Prior to his 18 months at BT, the majority of his professional career was spent at Equant and Wang. At Equant, Jean-Yves Charlier was one of the Presidents responsible for growing the company tenfold in seven years to become a leader in global data services in addition to taking the company through successful initial public and secondary offerings at the end of the 1990s.

Jean-Yves received his master of business administration degree from the Wharton School.

"Given that Steve Akin's secondment from Fidelity in the US to COLT was drawing to a close, the Board at COLT felt it important to begin succession planning at an early stage", said Barry Bateman, COLT Chairman. "In Jean-Yves we believe we have found an exceptional and proven executive in the European telecommunications industry who will be a worthy successor to Steve Akin and will be able to take COLT to its next stage of development."



ABOUT COLT

COLT Telecom Group plc is a leading pan-European provider of business communications services and solutions. The company owns an integrated 20,000 kilometre network that directly connects approximately 10,000 buildings in 32 major cities in 13 countries augmented with a further 42 points of presence across Europe and 11 Internet Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net.


CONTACT

John Doherty
Director Corporate Communications
Tel: +44 20 7390 3681
Email: jdoherty@colt-telecom.com

Gill Maclean
Head of Corporate Communications
Tel +44 20 7863 5314
Email: gill.maclean@colt-telecom.com



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 22 April, 2004                                COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary